Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

TETRA TECHNOLOGIES, INC. ("Parent"),

TETRA ACQUISITION SUB, INC. ("Merger Sub")

and

COMPRESSCO, INC. ("Company")

Dated June 22, 2004

TABLE OF CONTENTS

Article I THE MERGER		1
1.1	The Merger	1
1.2	Effective Time of the Merger	1

Article II THE SURVIVING CORPORATION		2
2.1	Certificate of Incorporation	2
2.2	Bylaws	2
2.3	Directors and Officers	2

Article III CONVERSION AND ACQUISITION OF SECURITIES		2
3.1	Common Stock Consideration; Conversion of Securities	2
3.2	Options	3
3.3	Company Notes	4
3.4	Warrants	4
3.5	Merger Consideration	4
3.6	Surrender and Payment	5
3.7	Dissenter's Rights	6
3.8	Closing	7

Article IV REPRESENTATIONS AND WARRANTIES OF COMPANY		7
4.1	Organization and Qualification	7
4.2	Capitalization	8
4.3	Authority	9
4.4	Consents and Approvals; No Violation	9
4.5	Company SEC Filings	10
4.6	Company Financial Statements	11
4.7	Absence of Undisclosed Liabilities	12
4.8	Absence of Certain Changes	12
4.9	Taxes	12
4.10	Litigation	13
4.11	Employee Benefit Plans; ERISA	13
4.12	Environmental Liability	15
4.13	Compliance with Applicable Laws	15
4.14	Insurance	16
4.15	Labor Matters; Employees	16
4.16	Required Stockholder Vote or Consent	16
4.17	Certain Contracts and Arrangements	16
4.18	Real Property	16
4.19	Intellectual Property	17
4.20	Material Contracts	17
4.21	Brokers	17
4.22	Delaware Takeover Statute	17
4.23	Opinion of Financial Advisor	18
4.24	Interpretation	18
4.25	Affiliate Transactions; Executive and Director Loans	18
4.26	Assets	18

i

Article V REPRESENTATIONS AND WARRANTS OF PARENT AND MERGER SUB		19
5.1	Organization and Qualification	19
5.2	Authority	19
5.3	Consents and Approvals; No Violation	20
5.4	Litigation	20
5.5	No Advice	20
5.6	Financing	20
5.7	Brokers	21
5.8	No Required Stockholder Vote or Consent	21

Article VI CONDUCT OF BUSINESS PENDING THE MERGER		21
6.1	Conduct of Business by Company Pending the Merger	21

Article VII ADDITIONAL AGREEMENTS		23
7.1	Access and Information	23
7.2	No Solicitation of Transactions	23
7.3	Directors' and Officers' Indemnification and Insurance	26
7.4	Further Assurances	27
7.5	Cooperation	27
7.6	Publicity	27
7.7	Expenses	27
7.8	Stockholders' Meeting; Proxy Statement	28
7.9	Additional Covenants	29

Article VIII CONDITIONS TO CONSUMATION OF THE MERGER		29
8.1	Conditions to the Obligation of Each Party	29
8.2	Conditions to the Obligations of Parent and Merger Sub	29
8.3	Conditions to the Obligations of Company	30

Article IX SURVIVAL; INDEMNIFICATION		31
9.1	Survival of Representations and Warranties	31
9.2	Survival of Covenants and Agreements	31

Article X TERMINATION		32
10.1	Termination	32
10.2	Effect of Termination	33

Article XI MISCELLANEOUS		35
11.1	Notices	35
11.2	Severability	36
11.3	Assignment	36
11.4	Interpretation	36
11.5	Counterparts	36
11.6	Entire Agreement	36
11.7	Governing Law	36
11.8	Attorneys' Fees	36
11.9	No Third Party Beneficiaries	36
11.10	Amendments and Supplements	36
11.11	Extensions, Waivers, Etc.	37
11.12	Schedules	37

Schedules

Schedule 4.1	—	Company Organization
Schedule 4.2(a)	—	Capitalization
Schedule 4.2(b)	—	Outstanding Capital Stock of Subsidiaries
Schedule 4.4	—	Consents
Schedule 4.7	—	Undisclosed Liabilities
Schedule 4.9	—	Taxes
Schedule 4.10	—	Litigation
Schedule 4.11(a)	—	Benefit Plans
Schedule 4.11(c)	—	Employee Payments
Schedule 4.12	—	Environmental Liability
Schedule 4.18	—	Leased Real Property
Schedule 4.20	—	Material Contracts
Schedule 4.26	—	Liens
Schedule 4.26A	—	Nonpermitted Liens
Schedule 6.1(c)	—	Acquisitions
Schedule 6.1(d)	—	Dispositions
Schedule 11.4(a)	—	Company Knowledge
Schedule 11.4(b)	—	Parent Knowledge

GLOSSARY OF DEFINED TERMS

Term	Page	Term	Page
Acquisition Agreement	24	Governmental Authority	9
Acquisition Proposal	25	Governmental Order	33
Adverse Recommendation Change	24	HSR Act	9
Affiliate	20	Indemnified Party	26
Agreement	1	Intellectual Property	16
Assets	18	Lien	9
Audit	12	Management Participants	17
Business Day	5	Material Contract	17
Capital Stock	3	Merger	1
Certificate of Merger	1	Merger Consideration	4
Certificates	6	Merger Sub	1
Closing	6	Nonpermitted Liens	18
Closing Date	7	Note Consideration	4
Code	14	Note Interest Payment	4
Common Stock Consideration	3	Notice of Superior Proposal	25
Company	1	Option Consideration	3
Company Breach	32	Parent	1
Company Common Stock	2	Parent and Merger Sub Information	28
Company Employee Benefit Plans	13	Parent Breach	32
Company Financial Statements	11	Parent Material Adverse Effect	19
Company Instruments	4	parties	1
Company Material Adverse Effect	7	Party	1
Company Notes	4	Per Note Consideration	4
Company Option	3	Per Option Consideration	3
Company Option Plans	8	Per Share Consideration	2
Company Preferred Stock	8	Per Warrant Consideration	4
Company SEC Filings	10	Permitted Liens	18
Company Stockholders' Approval	16	Person	5
Company Stockholders' Meeting	28	Proxy Statement	28
Company Warrant	4	Sarbanes-Oxley Act	10
Confidentiality Agreement	23	SEC	9
DGLC	1	Securities Act	9
Dissenting Stockholder	6	Subsidiary	8
Effective Time	1	Superior Proposal	32
Enforceability Exception	9	Surviving Corporation	1
Environmental Law	15	Tax Authority	12
ERISA	13	Tax Returns	12
Exchange Act	9	Taxes	12
Exchange Agent	5	Termination Date	31
Exchange Fund	5	Termination Fee	34
Expense Cap	34	Voting Agreement	1
Expenses	27	Warrant Consideration	4
GAAP	11	Warrant Holder	4

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated June 22, 2004, is by and among TETRA Technologies, Inc. (“Parent”), a Delaware corporation, TETRA Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent, and Compressco, Inc. (“Company”), a Delaware corporation. Each of Parent, Merger Sub and Company is a “Party;” and together are the “Parties.”

Recitals:

WHEREAS, the respective Boards of Directors of each of Parent, Merger Sub and Company deem it advisable and in the best interests of their respective stockholders that Parent acquire Company through the merger of Merger Sub with and into Company (the “Merger”) upon the terms and subject to the conditions set forth herein, and such Boards of Directors have approved the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, with the approval of Company’s board of directors, Parent, Burt H. Keenan, BMT Investment Partners, L.P., a Texas limited partnership, Jerry W. Jarrell, D.B.H. Chaffe III, Jack Rettig, and J. Michael Drennen have entered into a voting agreement under which such parties have, among other things, agreed to support the Merger upon the terms and subject to the conditions set forth therein (the “Voting Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Brooks Mims Talton III, Kenneth R. Reagan, Gary McBride and Ronald J. Foster have entered into employment and non-competition agreements with Parent to become effective at the Effective Time.

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub will merge with and into Company and the separate corporate existence of Merger Sub will cease and Company will be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”). The Merger will have the effects set forth in Section 259 of the Delaware General Corporation Law (“DGCL”), including the Surviving Corporation’s succession to and assumption of all rights and obligations of Company and Merger Sub.

1.2 Effective Time of the Merger. The Merger will become effective (the “Effective Time”) upon the later of (i) the filing of a properly executed Certificate of Merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of Delaware in accordance with the DGCL and (ii) at such later time as the Parties agree and set forth in such Certificate of Merger. The filing of the Certificate of Merger will be made as soon as practicable on the Closing Date.

ARTICLE II

THE SURVIVING CORPORATION

2.1 Certificate of Incorporation. The certificate of incorporation of Company in effect immediately prior to the Effective Time (other than amendments to the name of Company) will be the certificate of incorporation of the Surviving Corporation at and after the Effective Time until thereafter amended in accordance with the terms thereof and the DGCL.

2.2 Bylaws. The bylaws of Company as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation at and after the Effective Time until thereafter amended in accordance with the terms thereof and as provided by the certificate of incorporation of the Surviving Corporation and the DGCL.

2.3 Directors and Officers. At and after the Effective Time, the Merger Sub’s directors and officers of the Merger Sub will be the Surviving Corporation’s directors and officers until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and bylaws and the DGCL.

ARTICLE III

CONVERSION AND ACQUISITION OF SECURITIES

3.1 Common Stock Consideration; Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities described below:

(a) Each share of the common stock of Company, par value $1.00 (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 3.1(b) and shares held by the Dissenting Stockholders) will be converted into the right to receive $358.15 (such amount the “Per Share Consideration”) upon surrender of the certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock in the manner provided in Section 3.6. As of the Effective Time, all such shares of the Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and, subject to Section 3.7, each holder of a certificate which immediately prior to the Effective Time represented any such shares of the Company Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon surrender of the certificate or certificates as provided in Section 3.6, the Per Share Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number of shares or a different class because of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Per Share Consideration will be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. The aggregate amount payable in consideration of the Company Common Stock pursuant to this Section 3.1(a) is referred to as the “Common Stock Consideration.”

(b) All shares of Company Common Stock that are held in Company’s treasury or by its Subsidiaries will be canceled and no shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, and any and all equivalent equity ownership interests in a Person other than a corporation (“Capital Stock”), cash or other consideration will be delivered in exchange therefor.

(c) No share of common stock of Parent that is outstanding immediately prior to the Merger will be affected by the Merger. Each issued and outstanding share of the Capital Stock of the Merger Sub will be converted into and become one fully paid and nonassessable share of the common stock of the Surviving Corporation.

3.2 Options.

(a) As soon as practicable after the execution of this Agreement and prior to the Effective Time, Company will use its commercially reasonable efforts to cause each option to purchase shares of Company Common Stock (each a “Company Option”) that is outstanding and unexercised to be amended such that immediately prior to the Effective Time, each then outstanding Company Option shall be cancelled in exchange for an amount of cash (less any applicable withholding), payable at the Effective Time equal to (i) the excess, if any, of (A) the Per Share Consideration over (B) the exercise price thereof, multiplied by (ii) the number of unexercised shares of Company Common Stock subject to such Company Option (the “Per Option Consideration” and, collectively, the “Option Consideration”).

(b) Prior to the Effective Time, Company will use its commercially reasonable efforts to (i) cause each outstanding Company Option to be amended so that from and after the Effective Time, such Company Option shall no longer represent the right to acquire shares of Company Common Stock (or any Capital Stock of the Surviving Corporation or the Parent) and shall thereafter only represent the right to receive the Per Option Consideration, (ii) obtain the written consent of each holder of a Company Option that such holder will not exercise its Company Options until the termination of this Agreement and (iii) make such amendments to the Company Option Plans and related agreements as necessary or desirable to implement the provisions of this Section 3.2. The Company shall take all actions reasonably necessary or reasonably required by Parent to ensure that after the Effective Time no holder of any Company Options or rights pursuant to, nor any participant in, any Company Option Plan or any other plan or agreement providing for the issuance or grant of any interest in respect of the Capital Stock of the Company and any of its Subsidiaries will have any right thereunder to acquire any equity securities, or right to payment in respect of the equity securities, of the Company, any of its Subsidiaries, the Surviving Corporation or the Parent, except as provided in Section 3.2(a).

3.3 Company Notes.

(a) As soon as practicable after the execution of this Agreement and prior to the Effective Time, Company will use commercially reasonable efforts to (i) cause holders of the Company’s outstanding convertible subordinated notes dated December 22, 2000, as amended (the “Company Notes”) to agree to cause the Company Notes to be converted into not more than 37,000 shares of the Company Common Stock in accordance with their terms, and (ii) pay all accrued and unpaid interest on such converted Company Notes (collectively, the “Note Interest Payment”).

(b) At the Closing, the Surviving Corporation shall exercise its prepayment rights pursuant to Section 2.2(b) of the Company Notes with respect to any such Company Notes which are not converted prior to Closing pursuant to Section 3.3(a) and pay to each holder thereof in full and complete satisfaction of the indebtedness evidenced thereby an amount of cash equal to the unpaid principal balance of such Company Notes together with any accrued and unpaid interest thereon (such amount per note, the “Per Note Consideration” and collectively, the “Note Consideration”).

3.4 Warrants. As soon as practicable after the execution of this Agreement and prior to the Effective Time, the Company will use commercially reasonable efforts to cause each holder (a “Warrant Holder”) of a warrant for the purchase shares of the Company Common Stock (each, a “Company Warrant”) and the Parent to enter into an agreement pursuant to which each such Warrant Holder agrees to sell, and the Parent agrees to purchase, the Company Warrants at a price equal to (i) the excess of (A) the Per Share Consideration over (B) the exercise price thereof, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Warrant (such payment to be net of withholding taxes) (the “Per Warrant Consideration” and, collectively, the “Warrant Consideration”). As of the Effective Time, any such Company Warrants which are not tendered to Parent by the respective Warrant Holder shall terminate in accordance with its terms and the Warrant Holder of such Company Warrant shall have no further rights thereunder to acquire any equity securities of Company, any Subsidiary thereof or the Surviving Corporation.

3.5 Merger Consideration.

(a) The Common Stock Consideration, Warrant Consideration, Option Consideration and Note Consideration is collectively referred to as the “Merger Consideration.” All Merger Consideration paid upon the surrender of certificates or instruments representing the Company Common Stock, Company Warrants, Company Options and remaining Company Notes which have not been converted (collectively, the “Company Instruments”) in accordance with the terms hereof will be deemed to have been paid in full satisfaction of all rights pertaining to such Company Instruments formerly represented thereby. From and after the Effective Time there will be no further registration of transfers effected on the stock transfer books of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Instruments are presented to the Surviving Corporation for any reason, they will be cancelled and exchanged as provided in this Article III.

(b) Notwithstanding anything in this Agreement to the contrary, the maximum Merger Consideration payable by the Parent with respect to the Company Instruments outstanding immediately prior to the Effective Time shall not exceed $90,457,031 plus any cash proceeds the Company receives in connection with the exercise of any Company Options or Company Warrants listed on Schedule 4.2(a).

3.6 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall authorize one or more transfer agent(s) reasonably acceptable to Company to act as exchange agent hereunder (the “Exchange Agent”). At or prior to the Effective Time, Parent will deliver to Exchange Agent for the benefit of the holders of the outstanding Company Common Stock, Company Warrants, Company Options and Company Notes a cash amount equal to the applicable Merger Consideration. The aggregate amount of funds delivered to Exchange Agent pursuant to the preceding sentence will be the “Exchange Fund.”

(b) Promptly after the Effective Time, subject to Section 3.6(d), Exchange Agent will promptly distribute from the Exchange Fund in exchange for a duly executed and properly completed letter of transmittal and surrendered certificates or instruments representing Company Instruments of any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including a Governmental Authority (“Person”) (other than Dissenting Stockholders), an aggregate amount equal to (i) with respect to certificates representing Company Common Stock, the product of (A) the Per Share Consideration times (B) the number of shares of Company Common Stock represented by such certificate, (ii) with respect to the Company Notes which have not been converted, the applicable Per Note Consideration, (iii) with respect to Company Warrants, the applicable Per Warrant Consideration, and (iv) with respect to the Company Options, the applicable Per Option Consideration.

(c) Promptly after the Effective Time, but in any event not later than three Business Days thereafter, Parent will, or instruct Exchange Agent to, send to each holder of Company Instruments a letter of transmittal and instructions for use in effecting the exchange of such Company Instruments for the applicable Merger Consideration. “Business Day” means any date that is not a Saturday or Sunday or other day on which banks are required or authorized by law to be closed in the city of New York. Provision also will be made for holders of Company Instruments to procure in person immediately after the Effective Time a letter of transmittal and instructions and to deliver in person immediately after the Effective Time such letter of transmittal and Company Instruments in exchange for the applicable Merger Consideration.

(d) After the Effective Time, Company Instruments will represent the right, upon surrender thereof to Exchange Agent, together with a duly executed and properly completed letter of transmittal relating thereto, to receive in exchange therefor the Merger Consideration subject to any required tax withholding, and the Company Instruments so surrendered will be canceled. No interest will be paid or will accrue on the Merger Consideration payable upon the surrender of any such Company Instruments. Until so surrendered, each such Company Instrument will, after the Effective Time, represent for all purposes only the right to receive the applicable Merger Consideration.

(e) If cash is to be paid to a Person other than the registered holder of the Company Instruments surrendered in exchange therefor, it will be a condition to such payment that the Company Instruments so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment will pay to Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder or establish to the satisfaction of Exchange Agent that such tax has been paid or is not applicable.

(f) Any funds in the Exchange Fund that remains unclaimed by the holders of Company Instruments one year after the Effective Time will be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s certificates or instruments representing the applicable Company Instrument (the “Certificates”) in accordance with this Section 3.6 prior to that time will thereafter look only to Parent, as a general creditor thereof, to exchange such Certificates for the applicable Merger Consideration to which such holder is entitled pursuant to this Article III. If outstanding Certificates are not surrendered prior to six years after the Effective Time (or, in any particular case, prior to such earlier date on which any applicable Merger Consideration payable in respect of such Certificates would otherwise escheat to or become the property of any governmental unit or agency), the applicable Merger Consideration issuable or payable in respect of such Certificates will, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Company, the Surviving Corporation, Exchange Agent or any other Person will be liable to any holder of Certificates for any Merger Consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) If any Company Instrument has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Instrument to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Company Instrument, Exchange Agent will pay in exchange for such lost, stolen or destroyed Company Instrument the Merger Consideration in respect thereof pursuant to this Agreement.

3.7 Dissenter’s Rights. Any shares of Company Common Stock that a stockholder thereof properly exercising its dissent or appraisal rights under the DGCL (a “Dissenting Stockholder”) holds will be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder under the DGCL; except that any such shares that a Dissenting Stockholder holds for which, after the Effective Time, such Dissenting Stockholder withdraws its demand for purchase or loses its purchase right as provided in the DGCL, will be deemed to be converted, as of the Effective Time, into the right to receive the Merger Consideration.

3.8 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place in the offices of Akin Gump Strauss Hauer & Feld LLP at 1111 Louisiana Street, 44th Floor, Houston, Texas 77002 or such other location mutually acceptable to Company and Parent, at 10:00 a.m., local time, on the date on which all of the conditions set forth in Article VIII are satisfied or waived or at such other date and time as Company and Parent will otherwise agree; provided that if all of the conditions set forth in Article VIII are satisfied or waived (other than the conditions set forth in Section 8.2(c), (d) or (e)) and Parent and Merger Sub waive any condition set forth in Section 8.2(c), (d) or (e), Company shall have the right to extend the date on which the Closing occurs for up to 10 days after any such condition is waived (the date on which the Closing occurs is referred to as the “Closing Date”); provided, however, that during any such 10 day extension, the Company shall not have the right to terminate this Agreement except as provided in Sections 10.1(d) or 10.1(h).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization and Qualification.

(a) Each of Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its state of organization, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Schedule 4.1, which includes each jurisdiction in which the character of the properties owned by it or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Company Material Adverse Effect; provided that Compressco Testing L.L.C., an Oklahoma limited liability company, is not in good standing under the laws of Oklahoma as of the date hereof, but will be in good standing on or before the Effective Time. Each of Company and its Subsidiaries has all requisite entity power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Each of Company and its Subsidiaries has made available to Parent a complete and correct copy of its certificate of incorporation and bylaws (or similar organizational documents), each as amended to date, and the documents reflected in such copies are in full force and effect.

(b) Schedule 4.1 sets forth a correct list of all Subsidiaries of Company and their respective jurisdictions of incorporation or organization. Except as disclosed in Schedule 4.1, Company has no other equity investments in any corporation, limited liability company, partnership, joint venture or other business association and is not obligated to make any capital contribution or other investment in any other Person.

(c) For this Agreement, (i) “Company Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be, either individually or in the aggregate, materially adverse to the current or future condition (financial or otherwise), assets, liabilities, business, properties or results of operations of Company and its Subsidiaries, taken as a whole, or that would reasonably be expected to materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Merger; provided, that none of the following, alone or in combination, constitutes a Company Material Adverse Effect or may be considered in determining whether a Company Material Adverse Effect has occurred or will occur: any change, effect, event, occurrence, state of facts or development (A) that affects both Parent and Company and their respective Subsidiaries in a substantially similar manner or (B) arising out of, resulting from or relating to (i) the economy in general, (ii) the oil and gas exploration, production and transportation service industry in general (including changes in shipper prices, commodity prices, general market prices and regulatory changes), (iii) the transactions contemplated by this Agreement or the announcement thereof or (iv) the price of, or market for, the Company Common Stock and (ii) “Subsidiary” means, with respect to any party, any corporation or other organization whether incorporated or unincorporated, of which (x) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries or (y) such party or any Subsidiary of such party is a general partner of a partnership or a manager of a limited liability company.

4.2 Capitalization.

(a) The authorized Capital Stock of Company consists of 500,000 shares of Company Common Stock and 200,000 shares of Company’s preferred stock, $1.00 par value per share (the “Company Preferred Stock”). As of the date of this Agreement (i) 155,235 shares of Company Common Stock have been issued and are outstanding, which shares are duly authorized and have been validly issued and are fully paid, nonassessable and free of preemptive rights, (ii) no shares of Company Preferred Stock are outstanding, (iii) no shares of Company Common Stock are held in treasury, (iv) outstanding and unexercised options to purchase an aggregate of 31,750 shares of Company Common Stock have been granted under all stock option and incentive plans of or sponsored by Company (the “Company Option Plans”) (and there have been reserved for issuance 31,750 shares of Company Common Stock for issuance upon exercise of Company Options issued pursuant to the Company Option Plans), (v) Company Warrants to acquire an aggregate of 46,620 shares of Company Common Stock have been granted and are outstanding (and there have been reserved for issuance 46,620 shares of Company Common Stock for issuance upon the exercise thereof) and (vi) $5,550,000 aggregate principal amount of Company Notes are outstanding (and 37,000 shares of Company Common Stock have been reserved for issuance upon conversion thereof). Other than this Agreement, there are no other outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity or other agreements or commitments obligating Company to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its Capital Stock of any class. Schedule 4.2(a) contains a (A) list of the price at which all Company Options and Company Warrants are exercisable and, if applicable, the vesting schedule therefor and (B) the number of shares of Company Common Stock into which the Company Notes are convertible.

(b) (i) Company is, directly or indirectly, the record and beneficial owner of all of the outstanding Capital Stock of each of the Subsidiaries listed on Schedule 4.2(b), (ii) there are no irrevocable proxies with respect to any such Capital Stock and (iii) no equity securities of any Company Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments, understandings or other agreements of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any Capital Stock of any Company Subsidiary. Except for Liens disclosed on Schedule 4.26, all of such shares owned by Company or any Subsidiary are validly issued, fully paid and nonassessable, free of preemptive rights, and are owned by it free and clear of any mortgage, pledge, security interest, adverse claim, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature thereof or the filing of or agreement to file any financing statement under the laws of any jurisdiction (“Lien”).

4.3 Authority. Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholders’ Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and (subject to obtaining the Company Stockholders’ Approval) the consummation of the transactions contemplated hereby have been duly and validly authorized by Company’s board of directors, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than obtaining the Company Stockholders’ Approval. Company’s board of directors has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for approval and adoption at a meeting of the Company’s stockholders. Upon its execution, this Agreement will be duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery hereof by the other Parties, constitutes a valid and binding obligation of Company enforceable against Company in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors and of general principles of equity (the “Enforceability Exception”).

4.4 Consents and Approvals; No Violation. Subject to obtaining the Company Stockholders’ Approval and except as set forth in Schedule 4.4, the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance by Company of its obligations hereunder will not:

(a) conflict with any provision of Company’s certificate of incorporation or bylaws or the certificates of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

(b) require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to any federal, state, local or foreign government, or any political subdivision of any of the foregoing, or any court, agency or other entity, body, organization or group, exercising any executive, legislative, judicial, quasi judicial, regulatory or administrative function of government (“Governmental Authority”), except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State; (ii) any applicable filings or consents required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iii) such filings with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (together with the applicable rules and regulations promulgated thereunder, the “Exchange Act”) and the Securities Act of 1933, as amended (together with the applicable rules and regulations promulgated thereunder, the “Securities Act”), as may be required in connection with this Agreement and the transactions contemplated hereby; and (iv) consents, approvals and registrations that, if not obtained or made, would not cause a Company Material Adverse Effect;

(c) require any consent, waiver or approval under, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement, contract, plan or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults or rights of termination, cancellation or acceleration or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not cause a Company Material Adverse Effect;

(d) violate the provisions of any order, writ, injunction, judgment, decree, law, statute, rule or regulation applicable to Company, any Subsidiary of Company or their respective properties or assets; or

(e) result in the creation of any Lien upon any material properties or assets or on any shares of Capital Stock of Company or its Subsidiaries under any agreement or instrument to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their properties or assets is bound.

4.5 Company SEC Filings.

(a) Company has timely filed with the SEC, and has heretofore made available (provided, that all documents filed by Company electronically with the SEC and publicly available will be deemed available) to Parent true and complete copies of each form, registration statement, report, schedule, proxy or information statement and other documents (including exhibits and amendments thereto, but excluding preliminary materials) required to be filed with the SEC since January 1, 2001 under the Securities Act or the Exchange Act (collectively, the “Company SEC Filings”). As of their respective dates, the Company SEC Filings (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Company’s chief executive officer and chief financial officer have made all certifications (without qualification or exceptions to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) as of the date hereof as if required to be made as of such dates pursuant to, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct; neither Company nor its officers has received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Company maintains “disclosure controls and procedures” (as defined in Rule 13a-14(c) under the Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Company and its Subsidiaries is made known on a timely basis to the individuals responsible for preparing Company’s SEC filings and other public disclosure and Company is otherwise in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act.

(c) Since January 1, 2003, neither Company nor any of its Subsidiaries nor, to Company’s knowledge, any director, officer, auditor, accountant or representative of Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methods or methodologies of Company or any of its Subsidiaries or their respective internal accounting controls. No attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to Company’s board of directors or any committee thereof.

4.6 Company Financial Statements. Company’s audited consolidated financial statements for the fiscal year ending December 31, 2003 and unaudited consolidated interim financial statements for the quarter ending March 31, 2004 contained in the Company SEC Filings (in each case including any related notes and schedules) (together, the “Company Financial Statements”) have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly present and the financial statements to be filed by Company after the date of this Agreement and prior to the Closing will fairly present, in conformity with U.S. generally accepted accounting practices (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Company and its consolidated Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Company and its consolidated Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements). Each of the Company’s Financial Statements complies, and the financial statements to be filed by Company after the date of this Agreement and prior to the Closing will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The books and records of Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and other applicable accounting and legal requirements and reflect only actual transactions. There are no off-balance sheet structures or transactions with respect to Company or any of its Subsidiaries that would be required to be reported or set forth in the SEC Filings.

4.7 Absence of Undisclosed Liabilities. Except as disclosed in the Company Financial Statements or Schedule 4.7, neither Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would have a Company Material Adverse Effect other than liabilities incurred in the ordinary course of business after March 31, 2004 and liabilities permitted to be incurred under this Agreement.

4.8 Absence of Certain Changes. Except as contemplated by this Agreement or as disclosed in the Company SEC Filings, since December 31, 2003 (a) Company and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practices, (b) there has not been any change or development or combination of changes or developments that, individually or in the aggregate, has had or would have a Company Material Adverse Effect, (c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of Capital Stock of Company or any repurchase, redemption or other acquisition by Company or any of its Subsidiaries of any outstanding shares of Capital Stock or other securities of, or other ownership interests in, Company or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Company or any of its Subsidiaries, (e) there has not been any change in any method of accounting or accounting practice by Company or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary’s accounting policies and practices to those of Company, and (f) neither Company nor any of its Subsidiaries have taken any action that if taken after the date of this Agreement would have constituted a violation of Section 6.1 (other than subsection (c)(ii) and (iv).

4.9 Taxes. Except as otherwise disclosed in Schedule 4.9:

(a) Company and each of its Subsidiaries have timely filed all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended tax return (“Tax Returns”) required by applicable law to be filed by any of them prior to or as of the Closing Date. All such Tax Returns and any amendments thereto are or will be true, complete and correct in all material respects. Company and each of its Subsidiaries have paid all Federal, state, local and foreign (including any political subdivision thereof) income, profits, franchise, gross receipts, customs, duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto (“Taxes”) (except for Taxes that are being contested in good faith by appropriate proceedings), which they are required to pay with respect to any period ending prior to or as of the Closing Date except as would not cause a Company Material Adverse Effect. Company and each of its Subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(b) No audit, assessment of Taxes, other examination by any tax attorney, proceeding or appeal of such proceeding relating to Taxes (“Audit”) by the Internal Revenue Service or any other domestic or foreign Governmental Authority responsible for the administration of any Taxes (“Tax Authority”) is pending, or to the knowledge of Company, threatened with respect to any Tax Returns filed by, or Taxes due from, Company or any of its Subsidiaries. Schedule 4.9 lists all Tax Returns that have been audited for the last six taxable years. No material deficiency or adjustment for any Taxes has been proposed, asserted or assessed against Company or any of its Subsidiaries. There are no liens for Taxes upon the assets of Company or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

(c) Neither Company nor any of its Subsidiaries has given any waiver of statutes of limitations relating to the payment of Taxes, has executed any powers of attorney with respect to Tax matters, or has agreed to any extension of time with respect to a Tax assessment or deficiency, which will be outstanding as of the Closing Date. Neither Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

(d) The total amounts set up as liabilities for current and deferred Taxes in the Company’s Financial Statements are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to Company and any of its Subsidiaries up to and through the periods covered thereby.

(e) Neither Company nor any of its Subsidiaries have entered into any Tax allocation, sharing or indemnity agreement under which Company or its Subsidiaries could become liable to another Person as a result of the imposition a Tax upon such Person, or the assessment or the collection of Tax.

4.10 Litigation. Except as disclosed in Schedule 4.10 and for matters that would not have a Company Material Adverse Effect, (i) there is no suit, claim, action, proceeding or investigation pending or, to Company’s knowledge, threatened against or directly affecting Company or any of its Subsidiaries and (ii) there is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring Company or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties.

4.11 Employee Benefit Plans; ERISA.

(a) Schedule 4.11(a) sets forth a complete and accurate list of all employee benefit plans and arrangements (written or oral) of any type (including plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including severance pay, sick leave, vacation pay, salary continuation for disability, compensation agreements, retirement, deferred compensation, bonus, long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs sponsored, maintained, contributed to, or obligated to contribute to by Company or any of its Subsidiaries (the “Company Employee Benefit Plans”). Except for the Company Employee Benefit Plans, neither Company nor any of its Subsidiaries maintains or has any fixed or contingent liability with respect to, any employee benefit, pension or other plan that is subject to ERISA.

(b) Each of the Company Employee Benefit Plans has been operated and administered in all material respects in accordance with all applicable laws, including ERISA and the Code (as herein defined). There is no material violation of ERISA with respect to the filing of applicable reports, documents and notices regarding any Company Employee Benefit Plan with any Governmental Authority or the furnishing of such documents to the participants or beneficiaries of the Company Employee Benefit Plans. With respect to the Company Employee Benefit Plans, there exists no condition or set of circumstances in connection with Company or any of its Subsidiaries that could be expected to result in liability having a Company Material Adverse Effect under the governing documents of the Company Employee Benefit Plans, ERISA, the United States Internal Revenue Code of 1986, as amended (the “Code”), or any applicable law. With respect to the Company Employee Benefit Plans, individually and in the aggregate, there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Company.

(c) Except as otherwise set forth in Schedule 4.11(c), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment becoming due to any employee or group of employees of either Company or any Subsidiary.

(d) With respect to each Company Employee Benefit Plan, Company has heretofore delivered or otherwise made available to the Parent true and complete copies of each plan document, trust agreement, most recent summary plan description, most recent annual report (Form 5500) filed by Company, the most recent actuarial report or valuation and the most recent determination letter issued by the IRS with respect to any Company Employee Benefit Plan intended to be qualified under Section 401 of the Code.

(e) All contributions required to be made to the Company Employee Benefit Plans pursuant to their terms and the provisions of ERISA, the Code or other applicable law have been timely made or, pursuant to the terms of the Company Employee Benefit Plan and applicable law, there is a period of time remaining for such contributions to be timely made.

(f) No Company Employee Benefit Plan is a “multiemployer plan,” as defined in Section 3(37) of ERISA nor is any Company Employee Benefit Plan subject to Section 412 of the Code or Section 302 of ERISA.

(g) Except as disclosed in Schedule 4.11(a), no Company Employee Benefit Plan provides benefits including death or medical benefits, with respect to current or former employees of Company or its Subsidiaries after retirement or other termination of service (other than (i) coverage mandated by applicable laws, (ii) deferred compensation benefits accrued as liabilities on the books of Company or any Subsidiary or (iii) benefits, the full direct cost of which is born by the current or former employee (or beneficiary thereof)).

4.12 Environmental Liability. Except as set forth in Schedule 4.12 or as would not cause a Company Material Adverse Effect:

(a) The operations of Company and its Subsidiaries have been, and are in, compliance with all laws applicable to Company, its Subsidiaries and their respective businesses, properties or assets relating to the environment, natural resources or the protection thereof, which compliance includes the possession of all permits under such applicable laws, including, without limitation, any applicable provisions of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., and the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., and the regulations promulgated pursuant thereto, and all analogous state or local statutes (together, the “Environmental Law”).

(b) Neither Company nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party alleging or concerning any material violation by Company or any of its Subsidiaries of, or responsibility or liability of Company or any of its Subsidiaries under, any Environmental Law or permit issued thereunder. Neither Company nor any of its Subsidiaries is subject to any liability or obligation (accrued, contingent or otherwise), including the obligation, liability or commitment to clean-up, correct, abate or to take any response, remedial or corrective action under or pursuant to any Environmental Laws.

(c) There are no pending, or to the knowledge of Company, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Company or any of its Subsidiaries alleging or concerning any material violation of or responsibility or liability under any Environmental Law.

(d) The Company has provided Parent all material or relevant information, including studies, analysis and test results, in the possession, custody or control of or otherwise available to the Company or any of its Subsidiaries relating to environmental matters pertaining to, or environmental condition of, the business of the Company or any of its Subsidiaries, or the compliance (or noncompliance) by the Company or any of its Subsidiaries with any Environmental Laws and permits issued thereunder including, without limitation, the environmental conditions on, under or about any of the properties or assets owned, leased or operated by the Company or any of its Subsidiaries.

4.13 Compliance with Applicable Laws. Company and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar type authorizations necessary for the lawful conduct of their respective businesses, as now conducted, and such businesses are not being, and neither Company nor any of its Subsidiaries has received any written notice from any Person that any such business has been or is being conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except for possible violations which either individually or in the aggregate have not resulted and would not result in a Company Material Adverse Effect.

4.14 Insurance. Company has made available to Parent a true, complete and correct copy of each insurance policy or the binder therefor relating to Company or its Subsidiaries that are currently in effect. With respect to each insurance policy or binder none of Company or any Company Subsidiaries is in material breach or default thereunder. Such policies are, and at the Closing such policies or replacement policies having substantially coverages will be, in full force and effect, and all premiums due thereon have been or will be paid.

4.15 Labor Matters; Employees.

(a) None of Company or its Subsidiaries are a party to any labor collective bargaining agreement, and there are no labor or collective bargaining agreements that pertain to employees of Company or its Subsidiaries.

(b) There are no pending strikes, work stoppages, slowdowns, lockouts or arbitrations against Company or its Subsidiaries which would be, individually or in the aggregate, a Company Material Adverse Effect. There are no pending unfair labor practice charges, grievances or complaints filed with any Governmental Authority based on the employment or termination by Company or its Subsidiaries of any individual that would be, individually or in the aggregate, a Company Material Adverse Effect.

4.16 Required Stockholder Vote or Consent. The only vote of the holders of any class or series of Company’s Capital Stock that will be necessary to consummate the Merger and the other transactions contemplated by this Agreement is the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholders’ Approval”).

4.17 Certain Contracts and Arrangements. Company is not a party to or bound by any rights, “poison pill” plan or similar anti-takeover agreement limiting or otherwise restricting Company from entering into a transaction that results in a change of control.

4.18 Real Property. None of Company or its Subsidiaries owns any real property. Schedule 4.18 sets forth a complete and accurate list of all real property leased by Company or any of its Subsidiaries other than leases that (i) require payments of less than $1,000 per month and (ii) may be terminated without liability on less than 91 days notice (other than for such 90 day period). Company has made available to Parent complete and accurate copies of all leases in respect of such real property. Each of Company and its Subsidiaries has good and valid title to the leasehold estate or other interest created under such leases free and clear of all Liens other than Permitted Liens. Each of the leases listed on Schedule 4.18 is valid and binding and in full force and effect and neither Company or its Subsidiaries, nor to the knowledge of Company, any other party thereto is in default under the terms of any such lease, except for any such default which would not be a Company Material Adverse Effect.

4.19 Intellectual Property. Company and its Subsidiaries own or license, or otherwise have the right to use, all patent, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs (“Intellectual Property”) currently used in the conduct of the business of Company and its Subsidiaries free and clear of all Liens, except Permitted Liens. To Company’s knowledge, Company’s and its Subsidiaries’ use of the Intellectual Property does not infringe on the rights of any Person and no Person is infringing on any right of Company or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Company’s knowledge, threatened that Company or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

4.20 Material Contracts. Except as disclosed on Schedule 4.20 or as exhibits to Company’s most recent Annual Report on 10-K or most recent Quarterly Report on Form 10-Q, neither Company nor any of its Subsidiaries is a party to or bound by any contract, agreement, commitment or understanding that (i) is an employment agreement, (ii) requires remaining payments by Company or any of its Subsidiaries in excess of $250,000 and is not terminable by Company or its Subsidiaries, as the case may be, on notice of six months or less other than procurement or purchase orders entered in the ordinary course of business, (iii) is a material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) to be performed after the date of this Agreement or (iv) materially restrains, limits or impedes Company’s or any of its Subsidiaries’ ability to compete with or conduct any business, including geographic limitations. Each contract, arrangement, commitment or understanding of the type described in this Section 4.20, whether or not set forth in Schedule 4.20 or as an exhibit to the Company’s most recent Annual Report on Form 10-K or most recent Quarterly Report on Form 10-Q, is referred to as a “Material Contract.” Unless otherwise disclosed in Schedule 4.20, each Material Contract is legal, valid, binding, in full force and effect and enforceable in accordance with its terms, except for the Enforceability Exception; (ii) neither Company, or its Subsidiaries, nor to Company’s knowledge any other party, is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (iii) neither Company, or its Subsidiaries, nor to Company’s knowledge any other party, has repudiated any provision of the agreement.

4.21 Brokers. Except for Harris Williams Advisors, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s fee or other fee or commission payable by Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Company or any of its Subsidiaries.

4.22 Delaware Takeover Statute. Company’s board of directors has taken all action necessary (i) such that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to the Merger and the other transactions contemplated by this Agreement and (ii) to approve the Persons (other than Parent) executing the Voting Agreement (the “Management Participants”) and their respective spouses, associates, affiliates, general partners and limited partners and Subsidiaries, or any combination thereof, becoming “interested stockholders” (within the meaning of Section 203 of the DGCL), in connection with negotiating and entering into agreements or otherwise having arrangements or understandings, in each case among themselves solely in connection with the participation of all or any of them in the transactions contemplated by this Agreement and/or the ownership of Parent.

4.23 Opinion of Financial Advisor. Company’s board of directors has received the opinion of Harris Williams Advisors, LLC to the effect that, as of the date of such opinion, the aggregate consideration to be received by the holders of the Company Common Stock is fair, from a financial point of view, to such holders.

4.24 Interpretation. Notwithstanding any other provision of this Agreement, no representation or warranty is made with respect to the matters contemplated by Sections 4.11 and 4.12, except the representations and warranties made in such sections.

4.25 Affiliate Transactions; Executive and Director Loans.

(a) Except as disclosed in the Company’s SEC Filings, there are no transactions, arrangements, agreements or understandings between Company or its Subsidiaries, on the one hand, and Company’s directors, officers or other affiliates, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) Since the enactment of the Sarbanes-Oxley Act, neither Company nor any of its Subsidiaries has made any loans to any executive officers or directors of Company.

4.26 Assets. Company and its Subsidiaries own, or otherwise have sufficient legally enforceable rights to use, all of their respective properties and assets (real, personal or mixed, tangible or intangible) (the “Assets”). Company and its Subsidiaries have valid title to all Assets, including all Assets (i) reflected in the Company’s Financial Statements for the quarter ending March 31, 2004 and (ii) acquired since the date thereof (in each case, except (a) as may have been disposed of since March 31, 2004 in the ordinary course of business consistent with past practice and (b) as may be disposed of after the date of this Agreement in accordance with this Agreement), in each case, free and clear of all Liens except (i) Liens identified in Schedule 4.26, (ii) Liens for taxes, assessments, governmental charges or claims not yet due and payable or which are being contested in good faith and by appropriate proceedings which are identified in Schedule 4.26, (iii) Liens securing the claims or demands of landlords, warehousemen, carriers, mechanics, suppliers, materialmen or repairmen relating to obligations not yet due or not yet delinquent or, if delinquent, that are specifically disclosed on Schedule 4.26 and are being contested by Company in good faith in the normal course of business, (iv) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other similar types of social security, (v) Liens against equipment leased by Company, as lessee, and which are not created by the Company and (vi) Liens (including those of the types described in clauses (ii) – (v)) that, individually or in the aggregate, do not and will not materially interfere with the use or value of the properties or assets of Company and its Subsidiaries taken as a whole as currently used, or otherwise have or result in a Company Material Adverse Effect (the Liens described in (i) through (vi) are collectively referred to as the “Permitted Liens”). In addition to the Permitted Liens, as of the date of this Agreement, the Assets are subject to those Liens identified in Schedule 4.26A (the “Nonpermitted Liens”). The Company shall use its best efforts to, at no out-of-pocket cost or expense to the Company (other than applicable filing fees), cause all such Nonpermitted Liens to be released and terminated as soon as practicable following the execution of this Agreement and in any event, prior to the Closing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to Company as follows:

5.1 Organization and Qualification.

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its state of organization. Each of Parent and Merger Sub has made available to Company a complete and correct copy of its certificate of incorporation and bylaws (or similar organizational documents), each as amended to date, and the documents reflected in such copies are in full force and effect.

(b) For this Agreement, “Parent Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be, either individually or in the aggregate, materially adverse to the current or future condition (financial or otherwise), business, properties or results of operations of Parent and its Subsidiaries, taken as a whole, or that would reasonably be expected to materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger; provided, that none of the following, alone or in combination, constitutes a Parent Material Adverse Effect or be considered in determining whether a Parent Material Adverse Effect has occurred or will occur: any change, effect, event, occurrence, state of facts or development (A) that affects both Parent and Company and their respective Subsidiaries in a substantially similar manner or (B) arising out of, resulting from or relating to (i) the economy in general or (ii) the transactions contemplated by this Agreement or the announcement thereof.

5.2 Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by Parent’s board of directors and the board of directors of Merger Sub. Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and the transactions contemplated hereby in accordance with Section 251 of the DGCL. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Upon its execution, this Agreement will be duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the other Parties constitutes a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except for the Enforceability Exception.

5.3 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance by Parent and Merger Sub of its obligations hereunder will not:

(a) conflict with any provision of the certificate of incorporation or bylaws (or other similar organizational documents) of Parent or Merger Sub;

(b) require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to any Governmental Authority, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State; (ii) any applicable filings required under the HSR Act; (iii) such filings with the SEC under the Exchange Act and Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby; and (iv) consents, approvals and registrations that, if not obtained or made, would not cause a Parent Material Adverse Effect; or

(c) violate the provisions of any order, writ, injunction, judgment, decree, law, statute, rule or regulation applicable to Parent or any of its Subsidiaries.

5.4 Litigation. There is no suit, claim, action, proceeding or investigation pending or, to Parent’s knowledge, threatened against or directly affecting Parent or Merger Sub which seeks to restrain, prohibit or otherwise challenge the validity of or obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

5.5 No Advice. Parent and Merger Sub have relied only on the advice of their own professional advisers with respect to the tax and other economic consideration related to this Agreement and the transactions contemplated hereby, and Parent and Merger Sub expressly acknowledge that none of Company, any Subsidiary of Company or any of their respective Affiliates or advisors has provided Parent or Merger Sub with investment advice of any kind in connection with this Agreement or the transactions contemplated hereby. For purposes of this Agreement, “Affiliate” means, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interest, by contract or otherwise); provided that Burt H. Keenan, Brooks Mims Talton III, Jerry W. Jarrell, D.B.H. Chaffe III, Jack Rettig, J. Michael Drennen, Kenneth R. Reagan, Gary McBride, Ronald J. Foster, John E. Koerner, James Reiss, Jr., Antony F. Lundy and BMT Investment Partners, L.P. are not Affiliates of Company.

5.6 Financing. Parent and Merger Sub have cash on hand or committed financing (and will not be required to amend any existing agreements or, except for such consents and waivers which have been obtained, obtain consents with respect to existing agreements) sufficient to (i) to deliver the Merger Consideration as detailed in Article III, and to consummate the transactions contemplated by this Agreement and make all other payments of fees and expenses contemplated hereunder and (ii) to refinance or prepay in full all indebtedness under the Credit Agreement dated as of June 30, 2003 among Company, Compressco Field Services, Inc., the lenders from time to time party thereto and Comerica Bank, as agent.

5.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s fee or other fee or commission payable by Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or any of its Subsidiaries.

5.8 No Required Stockholder Vote or Consent. No vote or consent of the holders of any class or series of Parent’s Capital Stock is necessary to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1 Conduct of Business by Company Pending the Merger. From the date hereof until the Effective Time, unless Parent otherwise agrees in writing (which agreement shall not be unreasonably withheld), or as otherwise contemplated by this Agreement, Company will conduct, and will cause each of its Subsidiaries to conduct, its business in the ordinary course consistent with past practice and will use, and will cause each of its Subsidiaries to use, all reasonable efforts to preserve intact its business organization and relationships with third parties and to keep available the services of its present officers and key employees, subject to the terms of this Agreement. Except as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the written consent of Parent, which consent will not be unreasonably withheld:

(a) Company will not, and will not permit any of its Subsidiaries to, adopt changes to its certificate of incorporation or bylaws (or similar organizational documents);

(b) Company will not, and will not permit any of its Subsidiaries to (i) declare, set aside or pay any dividend or other distribution with respect to any shares of Capital Stock of Company or its Subsidiaries (except for intercompany dividends from direct or indirect wholly owned Subsidiaries), (ii) split, combine or reclassify any of its Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its Capital Stock or (iii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its Capital Stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to such party;

(c) Except as set forth in Schedule 6.1(c), Company will not, and will not permit any of its Subsidiaries to, (i) merge or consolidate with any other Person, (ii) acquire assets of, or an equity interest in, any other Person for aggregate consideration in excess of $50,000, other than in the ordinary course of business, (iii) enter a new line of business or commence business outside of its existing areas of operation, or (iv) make any capital expenditures in excess of $100,000;

(d) Except as set forth in Schedule 6.1(d), Company will not, and will not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties (other than among Company and its direct and indirect wholly owned Subsidiaries) with an aggregate fair market value exceeding $50,000, other than in the ordinary course of business;

(e) Company will not settle any material Audit, make or change any material Tax election or file any material amended Tax Return;

(f) Company will not, and will not permit any of its Subsidiaries to, (i) offer, issue, grant, or sell any securities including, without limitation, additional shares of Capital Stock, whether through the issuance or granting of options, warrants, rights, convertible instruments, or otherwise (except for the issuance of shares of Company Common Stock pursuant to the Company Options, Company Warrants and Company Notes described in Section 4.2 above and except for issuances by wholly owned Subsidiaries of its Capital Stock to its parent) or (ii) enter into any amendment of any term of any outstanding security of Company or of any of its Subsidiaries;

(g) with respect to the Company Options or Company Warrants, permit any holder thereof to exercise such Company Option or Company Warrant by any means other than the payment of the exercise price thereof in cash, unless the Company is contractually obligated to do so;

(h) Company will not change any method of accounting or accounting practice by Company or any of its Subsidiaries, except for any such change required by GAAP;

(i) Company will not, and will not permit any of its Subsidiaries to, (i) adopt, amend (other than amendments that reduce the amounts payable by Company or any Subsidiary or amendments required by law) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement, (ii) enter into any employment, severance or similar contract with any Person (including contracts with management of Company or any Subsidiaries that might require that payments be made upon consummation of the transactions contemplated hereby), (iii) amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder or otherwise increase the compensation payable, or to become payable to, or grant any bonuses to any directors, officers, employees or consultants, (iv) amend or modify any of the terms of the Company Options, Company Option Plans or grant any stock option, stock appreciation right or stock bonus, or (v) pay to any officer or employee any portion of the accrued and unpaid bonus payable to such officer or employee for 2004 pursuant to the Company’s existing bonus plan;

(j) Company will not, and will not permit any of its Subsidiaries to, (i) mortgage, encumber or subject to a consensual Lien any material asset, (ii) incur any indebtedness for borrowed money or guarantee, assume, endorse or otherwise become responsible for any such indebtedness, (iii) make any loans or advances other than inter-company loans and advances, or (iv) make any capital contributions to, or investments in, any other Person, other than by Company to its Subsidiaries;

(k) Company will not, and will not permit any of its Subsidiaries to, adopt or enter into a plan of liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Company or any Subsidiary (other than the Merger) or any agreement relating to an Acquisition Proposal, except as provided in Section 7.2; and

(l) Company will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Access and Information. Company will afford to the Parent and Merger Sub and to their respective financial advisors, legal counsel, accountants, consultants, financing sources, and other authorized representatives access during normal business hours throughout the period ending on the Closing Date to all of Company’s and its Subsidiaries’ books, records, properties, contracts, leases, plants and personnel and, during such period, Company will furnish promptly to the Parent and Merger Sub (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws and (b) all other information as such the Parent reasonably may request. Notwithstanding any other provision of this Agreement, Company will not be required to make available any information if such action could reasonably be expected to result in loss of any applicable attorney-client privilege. The Confidentiality Agreement dated April 13, 2004 between Parent and Company (the “Confidentiality Agreement”) will survive the execution and delivery of this Agreement. If this Agreement is terminated, each Party will deliver to the other all documents, work papers and other materials (including copies) obtained by such Party or on its behalf from the other Party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof.

7.2 No Solicitation of Transactions.

(a) From the execution of this Agreement until the earlier of the Effective Time and the termination hereof, Company agrees that (i) it and its officers, directors and employees will not, (ii) Company Subsidiaries and Company Subsidiaries’ officers and directors will not and (iii) it will use commercially reasonable efforts to ensure that its and Company Subsidiaries’ agents and representatives will not, directly or indirectly (A) take any action to solicit, initiate or encourage any Acquisition Proposal or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (B) engage or participate in discussions or negotiations with, or disclose any nonpublic information relating to Company or any Company Subsidiary, or furnish to any Person any information with respect to, or otherwise cooperate in any way with an Acquisition Proposal, (C) approve or recommend or propose publicly to approve or recommend any Acquisition Proposal or (D) enter into any agreement, arrangement or understanding contemplating or relating to any Acquisition Proposal or requiring Company to abandon, terminate or fail to consummate the Merger. Notwithstanding the foregoing, and subject to the provisions of Section 7.2(c) below, nothing contained in this Agreement will prevent Company or its board of directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act, provided that such action shall not include any Adverse Recommendation Change except upon compliance with Section 7.2(c) below, (ii) prior to obtaining the Company Stockholders’ Approval, waiving, or agreeing to waive, any provision of any stand-still or similar agreement in effect on the date hereof to allow a Person to make an Acquisition Proposal or (iii) prior to obtaining the Company Stockholders’ Approval, furnishing information, including nonpublic information to, or entering into negotiations with, any Person that has submitted an unsolicited bona fide Acquisition Proposal made if, and only to the extent that (with respect to this Section 7.2 only):

(i) such unsolicited bona fide Acquisition Proposal is made by a third party that Company’s board of directors determines in good faith has the good faith intent to proceed with negotiations to consider, and the financial and legal capability to consummate, such Acquisition Proposal;

(ii) Company’s board of directors (after consultation with its legal counsel) determines in good faith that such action is legally advisable for the board of directors to comply with its fiduciary duties under applicable law;

(iii) contemporaneously with furnishing such information to, or entering into discussions with, such Person, Company enters into a confidentiality agreement with such Person on terms no less restrictive than those in the Confidentiality Agreement; and

(iv) Company’s board of directors determines in good faith after consultation with its financial advisors and legal counsel that such Acquisition Proposal is reasonably capable of being completed and may reasonably be expected to result in a transaction that is more favorable from a financial point of view to the holders of Company Common Stock than the Merger.

(b) The Company’s board of directors shall not directly or indirectly (i) (A) withdraw (or modify in any manner adverse to Parent), or publicly propose to withdraw (or modify in any manner adverse to Parent) the approval, recommendation or declaration of advisability by the board of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any agreement, including any letter of intent, merger agreement, acquisition agreement, option agreement, or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to lead to, any Acquisition Proposal (other than a confidentiality agreement as described in Section 7.2(a)(iii) above) (each an “Acquisition Agreement”) or (B) requiring it to abandon, terminate or fail to consummate the Merger as contemplated by this Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholders’ Approval, and subject to the Company’s compliance at all times with the provisions of this Section 7.2 and if applicable Sections 10.1(f) and 10.2(c)(ii), the Company’s board of directors may (A) make an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement pursuant to Section 10.1(f) and concurrently enter into an Acquisition Agreement with respect to a Superior Proposal (provided that the Company has paid all amounts due to Parent pursuant to Section 10.2(c)(ii)) in the case of either clause (A) or clause (B) only after the Company (x) provides written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company’s board of directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group making such Superior Proposal and representing that such Superior Proposal was not solicited, facilitated or encouraged by the Company, any of its Subsidiaries or any of their respective officers or directors, investment bankers, attorneys, accountants, financial advisors, agents or other representatives, and (y) through its Board of Directors determines in good faith (1) after the receipt of advice from its financial advisors that any alternative transaction (including any modifications to the terms of this Agreement) proposed by Parent pursuant to the terms herein is not at least as favorable to the Company and its stockholders from a financial point of view as the Superior Proposal and (2) after receipt of advice from its outside counsel that its failure to do so would be reasonably expected to result in a breach of fiduciary duties under applicable law; provided, however, that (I) the Company’s board of directors may not make an Adverse Recommendation Change until 5:00 p.m., Houston, Texas time on the fourth Business Day after Parent’s receipt of the Notice of Superior Proposal, (II) any change in the financial or other material terms of a Superior Proposal shall require a new Notice of Superior Proposal and a new four Business Day period under this Section 7.2(c) and (III) the Company shall not be entitled to enter into any agreement, including any Acquisition Agreement, with respect to a Superior Proposal until 5:00 p.m., Houston, Texas time on the fourth Business Day after Parent’s receipt of the Notice of Superior Proposal and unless and until this Agreement is terminated by its terms pursuant to Section 10.1(f) and the Company has paid all amounts due to Parent pursuant to Section 10.2(c)(ii). Upon receipt of a Notice of Superior Proposal, Parent shall have the right and option, at its discretion, for the period provided above to modify the terms of the Merger and/or match any Superior Proposal as described in the Notice of Superior Proposal. In the event Parent shall match the Merger Consideration offered by the third party as described in the Notice of Superior Proposal, the Company shall terminate any further negotiations with the third party submitting such Superior Proposal and continue with and consummate the modified transaction submitted by Parent.

(c) Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. “Acquisition Proposal” means any proposal or offer to acquire, directly or indirectly, all or a material portion of Company’s Capital Stock or assets whether by merger, purchase of assets, tender offer, exchange offer or otherwise, other than the transactions contemplated by this Agreement.

7.3 Directors’ and Officers’ Indemnification and Insurance.

(a) For six years after the Effective Time, Parent and the Surviving Corporation will indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Company or its Subsidiaries or an employee of Company or any of its Subsidiaries who acts as a fiduciary under any Company Employee Benefit Plans (each an “Indemnified Party”) against all losses, claims, damages, liabilities, fees and expenses (including fees and disbursements of counsel and experts and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided, that any such settlement is effected with the prior written consent of Parent, which will not be unreasonably withheld)) arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time to the full extent permitted under Delaware law or Parent’s certificate of incorporation and bylaws and Company’s written indemnification agreements in effect on the date hereof; provided, that if any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until disposition of any and all such claims; and provided, further, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under Delaware law, Parent’s certificate of incorporation or bylaws or such agreements, as the case may be, will be made by independent counsel mutually acceptable to Parent and the Indemnified Party; and provided, further, that nothing herein will impair any rights or obligations of any Indemnified Party. If any claim or claims are brought against any Indemnified Party (whether arising before or after the Effective Time), such Indemnified Party may select counsel for the defense of such claim, which counsel will be reasonably acceptable to Company (if selected prior to the Effective Time) and Parent (if selected after the Effective Time).

(b) Parent shall promptly advance all reasonable out-of-pocket expenses of each Indemnified Party in connection with any such action or proceeding described above, as such expenses are incurred, to the fullest extent permitted by the DGCL.

(c) Notwithstanding any other provisions hereof, the obligations of Parent contained in this Section 7.3 will be binding upon Parent’s successors and assigns. If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision will be made so that successors and assigns of Parent honor the indemnification obligations set forth in this Section 7.3.

(d) Parent’s and the Surviving Corporation’s obligations under this Section 7.3 will survive the consummation of the Merger and will not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.3 applies without the consent of such affected Indemnified Party. The Indemnified Parties are third party beneficiaries of this Section 7.3, each of whom may enforce the provisions of this Section 7.3.

7.4 Further Assurances. Subject to the terms and conditions of this Agreement, each Party will use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, for the consummation of the Merger and the transactions contemplated by this Agreement including, without limitation, the Company’s delivery of the consents required by the Company as listed on Schedule 4.4. The Parties will take such further action to deliver or cause to be delivered to each other at the Closing and at such other times thereafter as will be reasonably agreed by such additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Agreement and the transactions contemplated hereby. The Parties will afford each other access to all information, documents, records and personnel that may be necessary for any Party to comply with laws or regulations, to fulfill its obligations with respect to indemnification hereunder or to defend itself against suits or claims of others. Parent and Company will duly preserve all files, records or any similar items of Parent or Company received or obtained as a result of the Merger with the same care and for the same period of time as it would preserve its own similar assets. Notwithstanding any other provision of this Agreement, no Party will be required to make available any information if such action could reasonably be expected to result in loss of any applicable attorney-client privilege.

7.5 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each Party will confer on a regular and frequent basis with one or more representatives of the other Parties to report operational matters of materiality and the general status of ongoing operations and will promptly provide the other Party or its counsel with copies of all filings made by such Party with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby; provided that no Party shall be required to make any disclosure if such action could reasonably be expected to result in loss of any applicable attorney-client privilege.

7.6 Publicity. Neither Company, Parent nor any of their respective affiliates will issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other Party; provided, however, that each Party hereto may make any disclosure or announcement which such Party, after consultation with its legal counsel, determines it is obligated to make pursuant to applicable law or regulation of any national securities exchange or market; provided further that in such case such Party shall use its commercially reasonable efforts to provide the other Parties with a copy of such announcement and afford such Party the opportunity to comment thereon. Each Party will use reasonable efforts to provide copies of such release or other announcement to the other Party, and give due consideration to such comments as such other Party may have, prior to such release.

7.7 Expenses. Except as provided in Sections 7.3, 10.2(c) and 10.2(d) each Party shall bear solely and entirely, all Expenses that they incur. “Expenses” include all reasonable out-of-pocket expenses (including all reasonable fees and expenses of outside counsel, accountants, financing sources, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the due diligence, authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and mailing of the Proxy Statement, the solicitation of stockholder approvals, requisite HSR filings and all other matters related to the consummation of the transactions contemplated hereby (subject to reasonable documentation).

7.8 Stockholders’ Meeting; Proxy Statement.

(a) In accordance with Company’s certificate of incorporation and bylaws, as promptly as practicable after the date of this Agreement, Company will call and hold a meeting of its stockholders for the purpose of voting upon the adoption of this Agreement and the approval of the Merger. Company’s board of directors will recommend approval and adoption of this Agreement and the Merger by Company’s stockholders and use its reasonable efforts to solicit and obtain such approval; provided, that nothing contained in this Section 7.8(a) shall prohibit the Company’s board of directors from making an Adverse Recommendation Change pursuant to, and in accordance with, Section 7.2(c). As promptly as practicable after the date of this Agreement, and in no event later than ten Business Days after the date of this Agreement, Company will prepare and mail to Company’s stockholders a proxy statement (the “Proxy Statement”) in connection with the meeting of Company’s stockholders to consider the Merger (the “Company Stockholders’ Meeting”). The Company shall give the Parent a reasonable opportunity to review and comment upon the Proxy Statement before its distribution and no amendment or supplement to the Proxy Statement or any related statement or schedule will be made by Company without providing Parent a reasonable opportunity to review and comment thereon. Parent and Merger Sub each will promptly and timely cooperate and provide all information relating to its respective businesses or operations necessary for inclusion in the Proxy Statement to satisfy all requirements of applicable state and federal securities laws. Company and Parent (with respect to Parent and Merger Sub) each will be solely responsible for any statement, information or omission in the Proxy Statement relating to it (and Merger Sub with respect to Parent) or its Affiliates based upon written information furnished by it (or Merger Sub with respect to Parent) for inclusion in the Proxy Statement.

(b) Company will ensure that the Proxy Statement will not, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent to stockholders, at the time of the Company Stockholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation, warranty or covenant is hereby made, or will be made, by Company with respect to Parent and Merger Sub Information.

(c) Each of Parent and Merger Sub will ensure that none of the information supplied by Parent or Merger Sub, or any of their respective officers, directors, representatives, agents or employees (the “Parent and Merger Sub Information”), for inclusion in the Proxy Statement, or in any amendments thereof or supplements thereto, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent to stockholders, at the time of the Company Stockholders’ Meeting or at the Effective Time, contains any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

7.9 Additional Covenants. On or before January 15, 2005, the Parent shall cause the Surviving Corporation to pay to Brooks Mims Talton III, Kenneth R. Reagan, Gary McBride, Ronald J. Foster, Theresa Smith and Jodi Thompson the unpaid bonuses earned and accrued through June 30, 2004 and calculated in accordance with the Company’s bonus plan existing on the date hereof. The obligation to make such payments shall be unconditional and such payment shall be made regardless of such individual’s continued employment as of the date of payment.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions to the Obligation of Each Party. The respective obligations of each Party to effect the Merger will be subject to the fulfillment, or waiver by the Parties, at or prior to the Effective Time of the following conditions:

(a) The Company Stockholders’ Approval must have been obtained;

(b) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger may be in effect, provided, however, that each Party will use its reasonable best efforts to have any such decree, ruling, injunction or order vacated;

(c) All permits, authorizations, consents or approvals required to be obtained prior to the Effective Time from any Governmental Authority in connection with the consummation of the transactions contemplated hereby by Parent, Merger Sub or Company will have been made or obtained (as the case may be) except where the failure to obtain such permits, authorizations, consents or approvals would not cause a Parent Material Adverse Effect (assuming the Merger has taken place); and

(d) Any applicable waiting period under the HSR Act must have expired or been terminated.

8.2 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Company contained in this Agreement must be true and correct in all respects (without giving effect to any materiality qualifications or limitations therein or any references therein to Company Material Adverse Effect), both when made and on and as of the Effective Time with the same effect as though such representations and warranties had been made as of the Effective Time, except to the extent such representations and warranties expressly refer to a specific earlier date, in which case such representations and warranties must be true and correct in all respects (without giving effect to any materiality qualifications or limitations therein or any references therein to Company Material Adverse Effect) as of such earlier date (in either case, (i) except for such failures which, individually or in the aggregate, do not have, and would not reasonably be expected to cause, a Company Material Adverse Effect and (ii) taking into account any changes permitted by this Agreement);

(b) Company must have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time;

(c) Each Company Option shall have been amended, and the Company shall have received the written consents and agreements from the holders thereof, as contemplated by Section 3.2;

(d) The conversion, or full and complete payment, of all amounts due and payable pursuant to the Company Notes shall have occurred as contemplated by Section 3.3;

(e) Each Company Warrant shall be purchased by the Parent or otherwise terminated in accordance with its terms as contemplated by Section 3.4;

(f) Parent must have received a certificate dated the Closing Date and signed by the President or any Vice President of Company in his capacity as such to the effect that each condition specified in Sections 8.2(a), (b), (d), (e), (c), (i) and (j) has been satisfied in all respects;

(g) Company must have delivered to Parent copies of all resolutions of Company’s board of directors authorizing the transactions contemplated by this Agreement, certified by Company’s Secretary or Assistant Secretary as being true, complete, correct and in full force and effect;

(h) The dissenting shares shall comprise not more than 10% of the issued and outstanding Company Common Stock; and

(i) Company shall have terminated each of the consulting agreements between the Company (or its Affiliates) with Burt H. Keenan and Jerry W. Jarrell; and

(j) The Company shall have caused, at no out-of-pocket cost or expense to the Company (other than the payment of applicable filing fees), all the Nonpermitted Liens to be released and terminated to the reasonable satisfaction of Parent.

8.3 Conditions to the Obligations of Company. The obligation of Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub contained in this Agreement, taken as a whole, must be true and correct in all respects (without giving effect to any materiality qualifications or limitations therein or any references therein to Parent Material Adverse Effect), both when made and on and as of the Effective Time with the same effect as though such representations and warranties had been made as of such date, except to the extent such representations and warranties expressly refer to a specific earlier date, in which case such representations and warranties must be true and correct in all respects (without giving effect to any materiality qualifications or limitations therein or any references therein to Parent Material Adverse Effect) as of such earlier date (in either case, (i) except for such failures which, individually or in the aggregate, do not have, and would not reasonable be expected to cause a Parent Material Adverse Effect and (ii) taking into account any changes permitted by this Agreement);

(b) Parent and Merger Sub must have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time;

(c) Company must have received a certificate dated the Closing Date and signed by the President or any Vice President of each of Parent and Merger Sub in his or her capacity as such to the effect that each condition specified in Sections 8.3(a) and (b) has been satisfied in all respects;

(d) Parent will have delivered the Merger Consideration in accordance with this Agreement; and

(e) Parent will have delivered to Company copies of (i) all resolutions of Parent’s and Merger Sub’s respective Boards of Directors authorizing the transactions contemplated by this Agreement and (ii) a written consent of the sole stockholder of Merger Sub authorizing the transactions contemplated by this Agreement, in each case certified by Parent and Merger Sub’s respective Secretary or Assistant Secretary, as the case may be, as being true, complete, correct and in full force and effect.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1 Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement will terminate at the Effective Time.

9.2 Survival of Covenants and Agreements. The covenants and agreements of the Parties to be performed after the Effective Time contained in this Agreement will survive the Effective Time.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholders’ Approval has been obtained:

(a) by the mutual written consent of Company and Parent;

(b) by either Parent or Company if the Effective Time has not occurred on or before September 22, 2004 (the “Termination Date”), provided that if the applicable waiting period under the HSR Act shall not have expired or been terminated by such date, the Termination Date shall be extended forty-five days; provided further that the Party seeking to terminate this Agreement pursuant to this Section 10.1(b) has not breached in any material respect its representations and warranties or obligations under this Agreement in any manner that has proximately contributed to the failure to consummate the Merger on or before the Termination Date;

(c) by Parent if (i) there has been a breach of the representations and warranties made by Company in Article IV of this Agreement (provided, however, that Parent may not terminate this Agreement under this clause (i) unless Parent has given Company at least 30 days prior notice of such breach, Company has failed to cure such breach within such 30-day period, and the conditions described in Sections 8.2(a) and 8.2(b) would not be satisfied if the Closing were to occur on the day on which Parent gives Company notice of such termination); or (ii) Company has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement and such failure has not been, or cannot be, cured within a reasonable time after notice and demand for cure thereof (in either case, a “Company Breach”);

(d) by Company if (i) there has been a breach of the representations and warranties made by Parent and Merger Sub in Article V of this Agreement (provided, however, that Company may not terminate this Agreement under this clause (i) unless Company has given Parent at least 30 days prior notice of such breach, Parent has failed to cure such breach within such 30-day period, and the conditions described in Sections 8.3(a) and 8.3(b) would not be satisfied if the Closing were to occur on the day on which Company gives Parent notice of such termination) or (ii) Parent or Merger Sub has failed to comply in any material respect with any of its respective covenants or agreements contained in this Agreement and such failure has not been, or cannot be, cured within a reasonable time after notice and a demand for cure thereof (in either case, a “Parent Breach”);

(e) by either Company or Parent, if the Company Stockholders’ Approval is not obtained upon a vote at the Company Stockholders’ Meeting; provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 10.1(e) if it has breached any of its obligations under Section 7.2;

(f) by Parent or, prior to obtaining the Company’s Stockholders Approval, by the Company, if Company has entered into a definitive agreement to effect a Superior Proposal; provided, however, that Company may not terminate this Agreement under this Section 10.1(f) unless it has complied with its obligations under Section 7.2 and simultaneously pays the Termination Fee plus Parent’s expenses up to the Expense Cap. “Superior Proposal” means a bona fide written Acquisition Proposal not solicited by or on behalf of Company made by a third party and in accordance with Section 7.2 that if consummated would result in such third party (or in the case of a direct merger between such third party and Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of Company Common Stock or all or substantially all the assets of Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities that Company’s board of directors in good faith determines, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of Company Common Stock than the Merger;

(g) by Parent if (i) an Adverse Recommendation Change shall have occurred or the Company’s board of directors resolves to make an Adverse Recommendation Change or the Company’s board of directors recommends to Company’s stockholders any Acquisition Proposal or resolves to do so; or (ii) a tender offer or exchange offer for outstanding shares of Company’s Capital Stock then representing 50% or more of the combined power to vote generally for the election of directors is commenced, and Company’s board of directors does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer; and

(h) by either Parent or Company if any Governmental Authority or court of competent jurisdiction has issued any order, decree or ruling or taken any other action (collectively, “Governmental Order”) permanently restraining, enjoining or otherwise prohibiting the Merger and such Governmental Order has become final and nonappealable, provided that the party seeking to terminate this Agreement has used its reasonable best efforts to remove or lift such Governmental Order.

The party desiring to terminate this Agreement pursuant to Section 10.1 will give written notice of such termination to the other party in accordance with Section 11.1.

10.2 Effect of Termination.

(a) This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by Company’s stockholders. Upon the termination of this Agreement, the Voting Agreements and the agreements to purchase the Company Warrants will also terminate pursuant to their terms.

(b) If this Agreement is terminated and the Merger is abandoned under this Article X, all obligations of the Parties shall terminate, except for the Parties’ obligations pursuant to this Section 10.2 and except for Sections 7.6, 7.7, 9.1, 9.2, Article XI and the last two sentences of Section 7.1; provided that nothing herein shall relieve any Party from liability for any breaches hereof.

(c) (i) If (1) Parent terminates this Agreement under (x) Section 10.1(b) (Effective Time has not occurred on or prior to Termination Date) at a time that a Company Breach exists or (y) Section 10.1(c) (Company Breach) (in either case, so long as Company does not have the right to terminate this Agreement under Section 10.1(h)), or (2) an Acquisition Proposal has been publicly proposed by any Person (other than Parent and Merger Sub), any Person has publicly announced its intention to make an Acquisition Proposal, or an Acquisition Proposal or an intention to make an Acquisition Proposal has otherwise become known to the Company’s directors or officers and thereafter this Agreement is terminated by either Parent or Company pursuant to either Section 10.1(b) or Section 10.1(e), then in any such case, Company shall reimburse Parent for all expenses of Parent up to $200,000 (the “Expense Cap”) and, in each case, within twelve months after such termination:

(A) a transaction is consummated, which transaction, if offered or proposed, would constitute an Acquisition Proposal,

(B) a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies) that would if consummated constitute an Acquisition Proposal is entered into, or

(C) (X) any Person acquires beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder), has been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of Capital Stock of Company then representing 50% or more of the combined power to vote generally for the election of directors, and (Y) Company’s board of directors has taken any action for the benefit of such Person, that facilitates the acquisition by such Person or group of such beneficial ownership, then Company shall promptly (and no later than five business days after the first to occur of any of clauses (A)-(C) above) pay to Parent a termination fee equal to $3,266,065 (the “Termination Fee”).

(ii) If (x) Parent terminates this Agreement under Section 10.1(g) (Adverse Recommendation Change; recommendation of Acquisition Proposal; failure to reject tender proposal) and at the date of termination Company does not have the right to terminate this Agreement under Sections 10.1(d) or 10.1(h) or (y) Company or Parent terminates this Agreement under Section 10.1(f) (Superior Proposal), Company shall promptly (and in any event no later than one Business Day after such termination provided that in the case of a termination by Company pursuant to Section 10.1(f), such payment shall be made simultaneously with such termination) pay to Parent the Termination Fee plus Parent’s expenses up to the Expense Cap.

(d) If Company terminates this Agreement under (i) Section 10.1(d) (Parent Breach) or (ii) Section 10.1(b) (Effective Time has not occurred on or prior to the Termination Date) at a time that a Parent Breach exists (in either case, so long as Parent does not have the right to terminate this Agreement under Sections 10.1(e) or 10.1(h)), Company will be entitled to pursue any remedies to which it may be entitled under applicable law.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. All notices or communications hereunder will be in writing (including facsimile or similar writing) addressed as follows:

To Parent or Merger Sub:

TETRA Technologies, Inc.

25025 I-45 North, Suite 600

The Woodlands, Texas 77380

Attention: Bass C. Wallace, Jr.

Facsimile: (281) 364-4398

with a copy (which will not constitute notice) to:

Andrews Kurth LLP

10001 Woodloch Forest Drive, Suite 200

The Woodlands, Texas 77380

Attention: William C. McDonald

Facsimile: (713) 220-7286

To Company:

Compressco, Inc.

1313 SE 25th Street

Oklahoma City, Oklahoma 73129

Attention: Brooks Mims Talton, III

Facsimile: (405) 677-0221

with a copy (which will not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, Texas 77002

Attention: Richard J. Wilkie

Facsimile: (713) 236-0822

Any such notice or communication will be deemed given (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (ii) one Business Day after being deposited with a next-day courier, postage prepaid or (iii) three Business Days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such Party may designate in writing from time to time).

11.2 Severability. If any provision of this Agreement is declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability will not affect the remaining provisions hereof which will remain in full force and effect.

11.3 Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective heirs, legal representatives, successors and assigns; provided, however, that neither this Agreement nor any rights hereunder will be assignable or otherwise subject to hypothecation and any assignment in violation hereof will be null and void.

11.4 Interpretation. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. References to a Party’s knowledge in this Agreement shall mean (a) with respect to Company, the actual knowledge of the individuals listed on Schedule 11.4(a), with no investigation other than performing their duties for Company and its Subsidiaries in the historical course of such duties and (b) with respect to Parent, the actual knowledge of the individuals listed on Schedule 11.4(b), with no investigation other than performing their duties for Parent and its Subsidiaries in the historical course of such duties.

11.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same Agreement, and will become effective when one or more such counterparts have been signed by each of the Parties and delivered to each Party.

11.6 Entire Agreement. This Agreement and the Confidentiality Agreement represent the entire Agreement of the Parties with respect to the subject matter hereof and will supersede any and all previous contracts, arrangements or understandings between the Parties with respect to the subject matter hereof.

11.7 Governing Law. This Agreement will be construed, interpreted and governed in accordance with the laws of the State of Delaware without reference to rules relating to conflicts of law that would require the application of the law of any other jurisdiction.

11.8 Attorneys’ Fees. If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing Party will be entitled to recover reasonable attorneys’ fees and expenses from the other Party, which fees and expenses will be in addition to any other relief which may be awarded.

11.9 No Third Party Beneficiaries. Except as provided in Sections 7.3 and 7.9 no Person other than the Parties is an intended beneficiary of this Agreement or any portion hereof.

11.10 Amendments and Supplements. At any time before or after approval of the matters presented in connection with the Merger by the stockholders of Company and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Parent and Company with respect to any of the terms contained in this Agreement, except as otherwise provided by law; provided, however, that following approval and adoption of this Agreement by Company’s stockholders there will be no amendment or change to the provisions hereof without the further approval of Company’s stockholders unless permitted by the DGCL; provided further, that from and after the Closing, this Agreement may not be amended without the prior written consent of a majority of persons who were members of Company’s board of directors immediately prior to the Closing.

11.11 Extensions, Waivers, Etc. At any time prior to the Effective Time, either Company or Parent may:

(a) extend the time for the performance of any of the obligations or acts of the other Party;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) subject to the proviso of Section 11.10 waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by Parent or Company in exercising any right hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of Parent or Company to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party.

11.12 Schedules. No matter disclosed on any schedule hereto will be (i) an admission of the materiality of such matter or (ii) relevant in interpreting the meaning of “materiality” or similar concepts as used in this Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first above written.

COMPRESSCO, INC.

By: /s/Burt H. Keenan

Name: Burt H. Keenan

Title: Chairman

By: /s/Brooks Mims Talton III

Name: Brooks Mims Talton III

Title: President, CEO & Director

TETRA TECHNOLOGIES, INC.

By: /s/Geoffrey M. Hertel

Name: Geoffrey M. Hertel

Title: Chief Executive Officer and President

TETRA ACQUISITION SUB, INC.

By: /s/Geoffrey M. Hertel

Name: Geoffrey M. Hertel

Title: President